# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JEWETT CAMERON TRADING CO LTD, CIK 0000885307
CUSIP: 47733C207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 32275 NW HILLCREST, 32275 NW HILLCREST, NORTH PLAINS, Oregon (OR), 97133
Date of event which requires filing of this statement: 09/24/2026
Amends the filing with accession number 0001140361-26-021966
Filed by CIK 0001536588
Persons authorized to receive notices and communications: Adam Bradley, 123 S White St, Wake Forest, North Carolina (NC), 27587, 9192952522; Melinda Bradley, 123 S White St, Wake Forest, North Carolina (NC), 27587, 9192952522

## Reporting persons
- AJB Investment Fund II, LP (CIK 0001536588): type of reporting person: partnership (PN); citizenship or place of organization: North Carolina (NC); source of funds: other (OO), working capital (WC); sole voting power 0; shared voting power 417,566; sole dispositive power 0; shared dispositive power 417,566; aggregate amount beneficially owned 417,566 (11.9% of the class)
- AJB Capital, LLC (CIK 0002141914): type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: North Carolina (NC); source of funds: other (OO), affiliate funds (AF); sole voting power 0; shared voting power 417,566; sole dispositive power 0; shared dispositive power 417,566; aggregate amount beneficially owned 417,566 (11.9% of the class)
- Bradley Adam James (CIK 0002141916): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 61,249; shared voting power 488,775; sole dispositive power 61,249; shared dispositive power 488,775; aggregate amount beneficially owned 550,024 (15.6% of the class)
- Bradley Melinda Hodges (CIK 0002141919): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 476,190; sole dispositive power 0; shared dispositive power 476,190; aggregate amount beneficially owned 476,190 (13.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: JEWETT CAMERON TRADING CO LTD
Address of issuer's principal executive offices: 32275 NW HILLCREST, 32275 NW HILLCREST, NORTH PLAINS, Oregon (OR), 97133

## Item 2. Identity and Background
Name of person filing: AJB Investment Fund II, LP a North Carolina limited partnership; AJB Capital LLC a North Carolina limited liability company; Adam Bradley a United Stated Citizen
Residence or business address: 123 S White St, Wake Forest NC 27587
Present principal occupation or employment: The principal business address for each of AJB Fund II, AJB Capital, Mr. Bradley and Ms. Bradley is 123 South White Street, suite 300, Wake Forest, North Carolina 27587. The principal business of AJB Fund II is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of AJB Capital is providing investment management services and serving as the general partner of AJB Fund II and AJB Investment Fund, LP, a North Carolina limited partnership. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Mr. Bradley's principal occupation is serving as manager of AJB Capital.
Criminal convictions in the last five years: no
Civil proceedings (securities laws) in the last five years: no
Citizenship: North Carolina, United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares beneficially owned by each of AJB Fund II and AJB Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 417,566 Shares beneficially owned by AJB Fund II and AJB Capital is approximately of $924,343, including brokerage commissions. The Shares beneficially owned by Mr. Bradley are held in individual retirement accounts and in the accounts of the children of Mr. Bradley and Ms. Bradley (the "Bradley Children"), and were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 73,834 Shares beneficially owned by Mr. Bradley is approximately $175,468, including brokerage commissions. The Shares beneficially owned by Ms. Bradley are held in an individual retirement account and were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 58,624 shares beneficially owned by Ms. Bradley is approximately $135,405, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons may communicate with members of management of the Issuer and the board of directors of the Issuer (the "Board"), current or prospective shareholders, or other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's corporate governance, including, changes to Board composition [(including, without limitation, proposing or nominating director candidates to the Board)], strategic transactions, alternatives, direction and plans, [including transactions in which the Reporting Persons may seek to participate and potentially engage in,] business, management, operations, ownership, capital structure and allocation, and may take steps regarding the foregoing and/or take action to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose actions or transactions, before forming an intention to engage in such plans or actions or proceed with such transactions. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, any of the actions discussed herein, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own:(i) AJB Fund II beneficially owns 417,566 Shares representing approximately 11.86% of the outstanding Shares.(ii) AJB Capital, as the general partner of AJB Fund II, may be deemed to be the beneficial owner of 417,566 Shares beneficially held by AJB Fund II, representing approximately 11.86% of the outstanding Shares.(iii) Mr. Bradley, as manager of AJB Capital, may be deemed to be the beneficial owner of 550,024 Shares beneficially held by AJB Fund II representing 15.63% of the outstanding Shares and beneficially owns 73,834 Shares, representing 2.1 % of the outstanding Shares, which are held in independent retirement accounts and in accounts of the Bradley Children. (iv) Ms. Bradley, as manager of AJB Capital, may be deemed to be the beneficial owner of 476,190 Shares beneficially held by AJB Fund II, representing 13.53% of the outstanding Shares and beneficially owns 58,624 Shares, approximately 1.67% of the outstanding Shares, which are held in an individual retirement account.(v) Collectively, the Reporting Persons beneficially own 550,024 Shares representing approximately 15.63% of the outstanding Shares. All percentages set forth in this Schedule 13D are based upon 3,520,113 Shares outstanding, as of July 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2026, filed with the Securities and Exchange Commission on July 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: AJB Fund II and AJB Capital have shared power to vote or direct the vote of the 417,566 Shares held by AJB Fund II. AJB Fund II and AJB Capital have shared power to dispose or direct the disposition of the 417,566 Shares held by AJB Fund II. Mr. Bradley has shared power to vote or direct the vote of the 550,024 Shares held by AJB Fund II, in Ms. Bradley's account, and in accounts of the Bradley Children. Mr. Bradley has shared power to dispose or direct the disposition of the 550,024 Shares held by AJB Fund II, in Ms. Bradley's account, and in accounts of the Bradley Children. Mr. Bradley has sole power to vote or direct the vote of the 61,249 Shares that are held in individual retirement accounts. Mr. Bradley has sole power to dispose or direct the disposition of the 61,249 Shares that are held in individual retirement accounts. Ms. Bradley has shared power to vote or direct the vote of 476,190 Shares that are held in an individual retirement account and AJB Fund II.Ms. Bradley has shared power to dispose or direct the disposition of 476,190 Shares that are held in an individual retirement account and AJB Fund II.
Transactions in the class effected during the past sixty days:
9/28/2026 466 $2.91
9/29/2026 2,132 $2.91
9/30/2026 5,516 $2.92
10/1/2026 23 $2.93
10/2/2026 2,377 $2.91
10/6/2026 14 $2.93
10/8/2026 449 $2.91
10/9/2026 1,034 $2.91
10/12/2026 10,776 $2.91
10/13/2026 883 $2.91
10/14/2026 973 $2.91
10/15/2026 2,782 $2.91
10/16/2026 2,136 $2.91
10/19/2026 1,224 $2.91
10/20/2026 3,945 $2.91
10/29/2026 968 $2.80
10/30/2026 2,000 $2.78
11/2/2026 3,257 $2.80
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act (filed with the original Schedule 13D on May 18, 2026)

## Signatures
- AJB Investment Fund II, LP: /s/ Adam Bradley, Adam Bradley, Manager (11/02/2026)
- AJB Capital, LLC: /S/ Adam Bradley, Adam Bradley, Manager (11/02/2026)
- Bradley Adam James: /s/ Adam Bradley, Adam Bradley (11/02/2026)
- Bradley Melinda Hodges: /s/ Melinda Bradley, Melinda Bradley (11/02/2026)